TOP GROUP HOLDINGS, INC.
                             1398 Monterey Pass Road
                             Monterey Park, CA 91754

                                                                    May 31, 2005
Division of Corporation Finance
U.S. Securities and Exchange Commission
Washington, DC 20549
Mail Stop 3561
Att'n: Brian K. Bhandari
       Staff Accountant
       Office of Emerging Growth Companies

       Re:  TOP Group Holdings, Inc.
            Form 8-K filed 05/13/05
            File Number 000-32341

Dear Mr. Bhandari:

      Reference is made to your letter to TOP Group Holdings, Inc. (the "Company") dated May 23, 2005. We appreciate your help. Our responses are set forth below:

      1. We are filing an Amended 8-K to include required disclosures in accordance with Item 304(a) (1) (ii) of Regulation S-B.

      2. We are filing an updated letter from Joseph Mao, CPA as an Exhibit 16 in accordance with Item 304 (a) (3) of Regulation S-B to reflect his agreement with the disclosures in the amended Form 8-K.

      As you requested in your letter, we hereby acknowledge as follows:

a. The Company is responsible for the adequacy and accuracy of the disclosures in the 8-K;

b. Staff comments or changes to disclosures in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the Form 8-K;

c. The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                        Sincerely,

                                        TOP GROUP HOLDINGS, INC.

                                        By: /s/ Song Ru-hua
                                            -------------------
                                            Song Ru-hua
                                            President & Chief Executive Officer

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